EXHIBIT 99.1
RADVISION
PRESS RELEASE

Corporate Contacts:	Investor Relations:
Adi Sfadia	June Filingeri
Chief Financial Officer	Comm-Partners LLC
RADVISION
+1 201-689-6340	+1 203-972-0186
cfo@radvision.com	junefil@optonline.net

RADVISION REPORTS FIRST QUARTER 2011 RESULTS IN LINE WITH REVISED FORECAST

- Revenues Are $20.8 Million -
- GAAP Net Loss Is $0.18 per Diluted Share; Non-GAAP Net Loss Is $0.13 per Diluted Share -

TEL AVIV, May 5, 2011 – RADVISION® (Nasdaq: RVSN), a leading technology and end-to-end solution provider for unified visual communications, reported today that revenues for the first quarter of 2011 were $20.8 million, matching the first quarter of 2010 and in line with the Company’s revised forecast.

For the first quarter of 2011, the operating loss was $3.5 million on a GAAP basis and $2.6 million on a non-GAAP basis.  For the first quarter of 2010, the operating loss was $4.3 million on a GAAP basis and $0.6 million on a non-GAAP basis.

The net loss for the first quarter of 2011 was $3.3 million, or $0.18 per diluted share, on a GAAP basis, and $2.4 million, or $0.13 per diluted share, on a non-GAAP basis. This compares with a net loss of $4.4 million, or $0.22 per diluted share, on a GAAP basis, and $0.6 million, or $0.03 per diluted share, on non-GAAP basis, in the first quarter of 2010.

The non-GAAP amounts in the first quarter of 2011 exclude $0.5 million for the effects of stock-based compensation expense in accordance with ASC 718 and $0.5 million of expense for amortization of purchased intangibles related to the acquisition of certain assets of Aethra group in February 2010, with the total of $1.0 million, equivalent to $0.05 per diluted share. For the first quarter of 2010, the non-GAAP amounts exclude $0.7 million of stock-based compensation expense, a total of $2.8 million of one-time expenses related to the Aethra acquisition and $0.2 million of expense for amortization of purchased Aethra intangibles, with the total of $3.7 million equivalent to $0.19 per diluted share.

For the first quarter of 2011, total revenues consisted of $15.9 million for the Video Business Unit (VBU) and $4.8 million for the Technology Business Unit (TBU).  This compares with $16.8 million for the VBU and $4.0 million for the TBU reported in the first quarter of 2010.

The Company’s revised forecast for the first quarter of 2011, reported on April 4, 2011, was for revenues of approximately $20.5 million to $21.0 million and a net loss of $0.15 to $0.19 per diluted share on a GAAP basis, and $0.10 to $0.14 per diluted share on a non-GAAP basis.

The reconciliation between GAAP net income and Non-GAAP net income is provided in the tables at the end of this release.

The Company ended the first quarter of 2011 with approximately $110.2 million in cash and liquid investments, equivalent to $5.93 per basic share, a decrease of $6.2 million from December 31, 2010. The decrease reflects $4.4 million used in operating activities, the use of $2.2 million to repurchase 199,098 Company shares, and $0.8 million for capital expenditures offset by $1.2 million received from the exercise of options.

Boaz Raviv, Chief Executive Officer, commented: “Our first quarter revenues were in line with our revised forecast but below our original expectation. With our Technology Business Unit revenues 21% better than expected, the shortfall came in our Video Business Unit, primarily due to Cisco revenues that were $3 million lower than expected, as we announced previously. Excluding Cisco, our VBU revenues increased 59% from the first quarter of 2010, with substantial growth in all regions.  Our successful introduction of endpoints, the proven advantages of our infrastructure solution, and our progress in expanding our channel network remained the drivers of our core VBU business. A fourth driver is the success of our VBU and TBU working together to develop advanced solutions for applications ranging from mobile devices to Cloud services.”

Mr. Raviv continued: “We have made important strides and achieved tangible results in the transformation of RADVISION into an end-to-end video solution provider with leading technology, a broadly recognized brand and a strong global reseller network. We are fully focused on and committed to getting back on track with our growth plan quickly.”

Guidance
The following statements are forward-looking, and actual results may differ materially.
The Company expects to report revenues for the second quarter of 2011 of approximately $22.0 million and a net loss of approximately $3.2 million, or $0.17 per diluted share, on a GAAP basis, and $2.3 million, or $0.12 per diluted share, on a non-GAAP basis. The non-GAAP amount excludes stock-based compensation expense of $0.5 million in accordance with ASC 718 and amortization of purchased intangible assets of $0.4 million. That compares to revenues in the second quarter of 2010 of $23.3 million and a net loss of $0.7 million, or $0.04 per diluted share, on a GAAP basis, and net income of $0.5 million, or $0.02 per diluted share, on a non-GAAP basis. The non-GAAP amount in the 2010 quarter excludes stock-based compensation expense of $0.6 million, amortization of purchased intangibles of $0.6 million, and a loss of $0.03 million due to the other than temporary impairment of certain Auction Rate Securities.  (Full details of the Company’s forecast are available on the Company’s web site at www.radvision.com.)

GAAP versus NON-GAAP Presentation
To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit and loss from other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available-for-sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different from the non-GAAP measures used by other companies.

First Quarter 2011 Earnings Conference Call/Webcast
RADVISION will hold a conference call to discuss its first quarter 2011 results and second quarter 2011 outlook, today, Thursday, May 5, at 9:00 a.m. (Eastern). To access the conference call, please dial 1-877-601-3546 (International dialers may call +1-210-839-8500) by 8:45 a.m. (Eastern).  The passcode “RADVISION” will be required to access the live conference call. A live webcast of the conference call also will be available on the Company's website and archived on the site until the next quarter.  Simply click on the following link or copy it onto your browser: www.radvision.com/Corporate/Investors/FinancialReports/.  A replay of the call will be available beginning approximately one hour after the conclusion of the call through 11:00 p.m. (Eastern) on May 12th. To access the replay, please dial 1-800-756-6208 (International dialers may call +1-402-998-0812).

The PowerPoint presentation highlighting key financial metrics as well as the second quarter 2011 estimate also will be available in the Investor Relations section of the Company’s website. The presentation will be available beginning at 8:00 a.m. (Eastern) on May 5th and will be archived on the website until the end of the second quarter.

About RADVISION
RADVISION (Nasdaq: RVSN) is the industry’s leading provider of market-proven products and technologies for unified Visual Communications over IP, 3G and IMS networks. With its complete set of standards-based video communications solutions and developer toolkits for voice, video, data and wireless communications, RADVISION is driving the Unified Communications evolution by combining the power of video, voice, data and wireless – for high definition Video Conferencing Systems, innovative converged mobile services, and highly scalable video-enabled desktop platforms on IP, 3G and emerging next-generation IMS networks. To gain additional insights into our products, technology and opinions, visit blog.radvision.com. For more information about RADVISION, visit www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, our ability to integrate the Aethra video assets into our product offerings, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders  and other risks detailed from time to time in RADVISION’s filings with the Securities Exchange Commission, including its Annual Report on Form 20-F. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

- TABLES FOLLOW -

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except share and per share data
	Three months ended March 31,
	2011	2010
	Unaudited

Revenues	$20,755	$20,753
Cost of revenues	6,035	5,235

Gross profit	14,720	15,518

Operating costs and expenses:
Research and development	7,948	7,553
Selling and marketing	8,523	7,749
General and administrative	1,300	1,449
Amortization of purchased intangibles	476	214
Acquisition-related costs	-	364
Acquisition-related restructuring expenses, net	-	2,460

Total operating costs and expenses	18,247	19,789

Operating loss	(3,527)	(4,271)
Financial income, net	463	272

Loss before taxes on income	(3,064)	(3,999)
Taxes expenses	(283)	(361)

Net loss	$(3,347)	$(4,360)

Basic and diluted net loss per Ordinary share	$(0.18)	$(0.22)

Weighted Average Number of Shares Outstanding During the Period – Basic and diluted	18,593,256	19,513,130

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

U.S. dollars in thousands, except per share data

Reconciliation of GAAP to NON-GAAP Operating Results

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States ("GAAP"), the Company uses non-GAAP measures of operating results, net income and earnings per share, which are adjusted from results based on GAAP to exclude net profit or loss from other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net. These non-GAAP financial measures are provided to enhance overall understanding of the current financial performance and prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management, and investors as these non-GAAP results exclude other than temporary impairment of available for sale marketable securities, the expenses recorded for stock compensation in accordance with ASC 718, amortization of purchased intangibles, acquisition-related costs and acquisition-related restructuring expenses, net that the Company believes are not indicative of the core operating results. Further, these non-GAAP results are one of the primary indicators management uses for assessing the Company's performance, allocating resources and planning and forecasting future periods. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. These non-GAAP measures may be different than the non-GAAP measures used by other companies.

The following table reconciles the GAAP to non-GAAP operating results:

	Three months ended
	March 31, 2011			March 31, 2010
	(Unaudited)
	GAAP results (as reported)	Non-GAAP Adjustment(*)	Non-GAAP results	GAAP results (as reported)	Non-GAAP Adjustment (*)	Non-GAAP results

Gross profit	$14,720	$21	$14,741	$15,518	$60	$15,578
Total operating costs and expenses	$18,247	$(940)	$17,307	$19,789	$(3,636)	$16,153
Operating loss	$(3,527)	$961	$(2,566)	$(4,271)	$3,696	$(575)
Loss before taxes on income	$(3,064)	$967	$(2,097)	$(3,999)	$3,713	$(286)
Net loss	$(3,347)	$967	$(2,380)	$(4,360)	$3,713	$(647)
Basic and diluted net earnings (loss) per Ordinary share	$(0.18)	$0.05	$(0.13)	$(0.22)	$0.19	$(0.03)

(*) Reconciliation of GAAP to Non-GAAP measures (Unaudited)

	Three months ended March 31,
	2011	2010
	Unaudited

GAAP net loss	$(3,347)	$(4,360)
Share-based compensation	485	658
Amortization of purchased intangibles	476	214
Acquisition-related costs	-	364
Acquisition-related restructuring expenses, net	-	2,460
Other than temporary impairment of available for sale marketable securities	6	17
Non-GAAP net loss	$(2,380)	$(647)
Non-GAAP diluted net loss per Ordinary share	$(0.13)	$(0.03)

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except per share data

	March 31,	December 31,
	2011	2010
	Unaudited	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents *)	$13,552	$17,753
Short-term bank deposits *)	45,318	47,792
Short-term marketable securities *)	13,760	14,897
Trade receivables	14,638	15,137
Other accounts receivable and prepaid expenses	8,119	7,083
Inventories	4,335	2,556

Total current assets	99,722	105,218

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term marketable securities *)	37,540	35,943
Long-term prepaid expenses	742	1,055
Severance pay fund	7,828	7,662
Long-term deferred tax asset	1,488	1,488

Total long-term investments and receivables	47,598	46,148

Property and equipment, net	4,638	4,573

Goodwill	4,747	4,747

Other intangible assets, net	4,449	4,925

Total assets	$161,154	$165,611

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	$3,551	$3,499
Deferred revenues	8,220	7,938
Accrued expenses and other accounts payable	17,628	19,057

Total current liabilities	29,399	30,494

Accrued severance pay	8,998	8,776

Total liabilities	38,397	39,270

SHAREHOLDERS' EQUITY:
Ordinary shares of NIS 0.1 par value	234	234
Additional paid-in capital	149,707	149,121
Treasury stock	(40,068)	(39,745)
Accumulated other comprehensive income	(51)	(276)
Retained earnings	12,935	17,007

Total shareholders' equity	122,757	126,341

Total liabilities and shareholders' equity	$161,154	$165,611

*) Total cash and liquid investments	$110,170	$116,385

RADVISION LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Three months ended March 31,
	2011	2010
	Unaudited
Cash flows from operating activities:
Net loss	$(3,347)	$(4,360)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	1,214	962
Accrued interest, amortization of premium and accretion of discount on marketable securities and bank deposits, net	(9)	(308)
Amortization of deferred stock compensation	485	658
Tax benefit relating to loss carryforwards resulting from exercise of stock options	(101)	(159)
Decrease in trade receivables, net	499	3,757
Increase in other accounts receivable and prepaid expenses	(824)	(334)
Increase in inventories	(1,779)	(436)
Decrease in long-term prepaid expenses	313	85
Increase in deferred tax asset	-	(134)
Increase in trade payables	52	675
Increase in deferred revenues	282	66
Increase (decrease) in accrued expenses and other accounts payable	(1,328)	3,843
Accrued severance pay, net	56	(4)

Net cash provided by (used in) operating activities	(4,487)	4,311

Cash flows from investing activities:
Proceeds from redemption of marketable securities	7,650	7,100
Purchase of marketable securities	(8,130)	(23,575)
Proceeds from withdrawal of bank deposits	25,224	8,500
Purchase of bank deposits	(22,694)	(11,857)
Purchase of property and equipment	(803)	(494)
Payment for the acquisition of Aethra	-	(6,984)

Net cash provided by (used in) investing activities	1,247	(27,310)

Cash flows from financing activities:
Purchase of treasury stock	(2,234)	-
Exercise of options by employees	1,172	45
Tax benefit related to exercise of stock options	101	159

Net cash provided by (used in) financing activities	(961)	204

Decrease in cash and cash equivalents	(4,201)	(22,795)
Cash and cash equivalents at beginning of period	17,753	40,289

Cash and cash equivalents at end of period	$13,552	$17,494